BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

November 23, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Boxlight Corporation
Registration Statement on Form S-1
File No. 333-204811

Ladies and Gentlemen:

Boxlight Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m. on Monday, November 23, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission “) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BOXLIGHT CORPORATION

By:	/s/ James Mark Elliott
Name:	James Mark Elliott
Title:	Chief Executive Officer